UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE l3D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

ASTA FUNDING, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

0462220109
(CUSIP Number)

with a copy to:
Mitchell Herman	Alan Wovsaniker
Asta Funding, Inc.	Lowenstein Sandler PC
210 Sylvan Avenue	65 Livingston Avenue
Englewood Cliffs, New Jersey 07632	Roseland, New Jersey 07068
(201) 567-5648	(973) 597-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 0462220109

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):
Judith R. Feder

2)	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	(b)

3)	SEC Use Only

4)	Source of Funds (See Instructions):	Not applicable.

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	Not applicable.

6)	Citizenship or Place of Organization:	USA

Number of	7)	Sole Voting Power: 935,000*
Shares Beneficially	8)	Shared Voting Power: 0
Owned by
Each Reporting	9)	Sole Dispositive Power: 935,000*
Person With:	10)	Shared Dispositive Power: 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	935,000*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	Not applicable.

13)	Percent of Class Represented by Amount in Row (11):	15.1%

14)	Type of Reporting Person (See Instructions):	IN

*Represents (i) 8,000 shares of common stock, par value $0.01 per share (the “Common Stock”) owned directly by Judith R. Feder, (ii) 346,000 shares of Common Stock owned by the Stern Family Investors LLC and (iii) 581,000 shares of the Common Stock owned by GMS Family Investors LLC. Ms. Feder is the manager of each LLC and as such has sole voting and investment power as to such shares of the Common Stock. For the purposes of Reg. § 240.13d-3, Ms. Feder is deemed to beneficially own 935,000 shares, or 15.1% of the outstanding Common Stock. Beneficial interest in the Stern Family Investors LLC is held by (i) Arthur Stern, Chairman of the Board of Directors of Asta Funding, Inc. (the “Issuer”) and an uncle of Ms. Feder, (ii) Alice Stern, wife of Arthur Stern, and (iii) a trust for the benefit of the descendants of Arthur Stern, of which Ms. Feder is the trustee. Beneficial interest in the GMS Family Investors LLC is held by (i) Gary Stern, President and Chief Executive Officer of the Issuer and a cousin of Ms. Feder, (ii) trusts for the benefit of the children Gary Stern, of which Ms. Feder is the trustee, and (iii) Arthur Stern.

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Item 5.   Interest in Securities of the Issuer.

(a)      Based upon the information contained in the Issuer’s amended Registration Statement on Form S-1, as of June 27, 2003, there are issued and outstanding 6,209,483 shares of Common Stock.

(b)      Ms. Feder is deemed to beneficially own 935,000 shares of Common Stock or 15.1% of the shares of Common Stock. Ms. Feder has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 935,000 shares of Common Stock.

(c)      The following table details the transactions by Ms. Feder or entities controlled by Ms. Feder in the Common Stock in the past sixty (60) days:

Person Effecting Transaction	Date	Quantity	Price	Transaction Type

Stern Family Investors LLC	June 27, 2003	50,000	$19.2975	Disposition

GMS Family Investors LLC	June 27, 2003	300,000	$19.2975	Disposition

Stern Family Investors LLC	May 30, 2003	396, 000	N/A	Acquisition

GMS Family Investors LLC	May 30, 2003	881,000	N/A	Acquisition

(d)      Not applicable.

(e)      Not applicable.

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SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2003

Date

/s/ Judith R. Feder

Signature

Judith R. Feder / 10% Shareholder

Name/Title

Attention: Intentional Misstatements or Omissions of Fact Constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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